                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Dauch Annuity Trust 2001

   c/o American Axle & Manufacturing Holdings, Inc.
   1840 Holbrook Avenue
   (Street)

   Detroit Michigan 48212
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   American Axle & Manufacturing Holdings, Inc.
   AXL

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year
   2/99


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /x/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                     2/15/99   J(1)            2,066,801     D   N/A           0           D
                                 2/15/99   J(1)            2,066,801     A   N/A          2,066,801    I              (1)


                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------



Explanation of Responses:

(1) These shares of stock have been loaned to the trustee by the trust pursant to a loan agreement dated February 15, 1999. The trust retains an indirect pecuniary interest in such securities.



      /S/  Patrick S. Lancaster                      3/10/99
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
           Attorney-in-fact
** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                POWER OF ATTORNEY

     Know all men by these presents that Richard E. Dauch, as Trustee of the Dauch Annuity Trust 2001, the Dauch Annuity Trust 2004 and the Dauch Annuity Trust 2007 does hereby make, constitute and appoint Patrick S. Lancaster and Mike Simonte as true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, and each such attorney-in-fact may act independently, for and in the name, place and stead of the undersigned, as Trustee, to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of the Dauch Annuity Trust 2001, the Dauch Annuity Trust 2004 or the Dauch Annuity Trust 2007 or their affiliates in the common stock of American Axle & Manufacturing Holdings, Inc. (including any amendments or supplements to any reports or schedules previously filed by such persons or entities) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.

                                       DAUCH ANNUITY TRUST 2001
                                       DAUCH ANNUITY TRUST 2004
                                       DAUCH ANNUITY TRUST 2007

                                       /s/ Richard E. Dauch
                                       Name: Richard E. Dauch
                                       Title: Trustee
Dated as of January 27, 1999

                                                                               2
STATE OF:  Michigan
COUNTY OF: Wayne

     On March 4, 1999, before me, the undersigned, a Notary Public of said State, duly commissioned and sworn, personally appeared Richard E. Dauch, proved to me on the basis of satisfactory evidence to be the person who executed the within instrument in his capacity as Trustee for the Dauch Annuity Trust 2001, the Dauch Annuity Trust 2004 and the Dauch Annuity Trust 2007.

     In witness whereof, I have hereunto set my hand and affixed by official seal the day and year in this certificate first above written.


                                       /s/ Janice A. Washo
                                       -------------------
                                       Notary Public